Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

March 21, 2012

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Form 8-K/A

Filed January 10, 2012

Form 10-K for Fiscal Year Ended

March 31, 2011

Filed August 9, 2011

Form 10-Q/A for Period Ended

June 30, 2012

Filed October 28, 2011

Form 10-Q/A for Period Ended

September 30, 2011

Filed December 1, 2011

File No. 000-50000

Dear Mr. Reynolds:

On behalf of Studio II Brands., a Florida corporation (the “Company”), we are filing the following amended periodic reports for your review:

1.

Current Report on Form 8-K/A Amendment No. 7

2.

Report on Form 10K/A for Fiscal Year Ended March 31, 2011

3.

Report on Form 10Q/A Amendment No. 2, for period ended June 30, 2011

4.

Report on Form 10Q/A Amendment No. 2, for period ended September 30, 2011.

To avoid multiple filings, the Company has deferred filing of amended reports during the comment process.  Now that the Company has now been advised that the SEC has no further comments regarding the reports listed above, it has made all required amendments, and is prepared to proceed with filing of the required amended reports.  However, the Company is hereby requesting your review and approval of the proposed amended reports before they are filed.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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